Exhibit 99.2
CORNERSTONE INVESTMENT AGREEMENT
[DATE] 2025
HESAI GROUP
AND
[NAME OF INVESTOR]
AND
CHINA INTERNATIONAL CAPITAL CORPORATION
HONG KONG SECURITIES LIMITED
AND
GUOTAI JUNAN CAPITAL LIMITED
AND
GUOTAI JUNAN SECURITIES (HONG KONG) LIMITED
AND
CMB INTERNATIONAL CAPITAL LIMITED

THIS AGREEMENT (this “Agreement”) is made on [date] 2025.
BETWEEN:
(1)
Hesai Group, a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, whose address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company”);

(2)
[NAME OF INVESTOR], a [company with limited liability] incorporated in [•] whose registered office is at [•] (the “Investor”);

(3)
China International Capital Corporation Hong Kong Securities Limited of 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong (“CICC”);

(4)
Guotai Junan Capital Limited of 27F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong (“GTJA Capital”);

(5)
Guotai Junan Securities (Hong Kong) Limited of 27F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong (“GTJA Securities”); and

(6)
CMB International Capital Limited of 45th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong (“CMBI”);

CICC, GTJA Capital and CMBI together, the “Joint Sponsors” and each a “Joint Sponsor”; and
CICC, GTJA Securities and CMBI, together, the “Sponsor-OCs” and each a “Sponsor-OC”.
WHEREAS:
(A)
The Company has made an application for listing of its Class B Shares (as defined below) on the Stock Exchange (as defined below) by way of a global offering (the “Global Offering”) comprising:

(i)
a public offering by the Company for subscription of the number of Class B Shares as described in the Prospectus (as defined below) by the public in Hong Kong (the “Hong Kong Public Offering”), and

(ii)
a conditional placing of the number of Class B Shares as described in the Prospectus (as defined below) offered by the Company to investors outside Hong Kong (including placing to professional and institutional investors in Hong Kong) (a) pursuant to an automatic shelf registration statement (the “Registered Offering”) and (b) in respect of Shares sold to cornerstone investors in reliance on Rule 901 of Regulation S under the Securities Act or on another exemption from the registration requirements of the Securities Act (the “Exempt Offering”, together with the Registered Offering, the “International Offering”).

(B)
CICC, GTJA Capital and CMBI are acting as Joint Sponsors to the Global Offering, and CICC, GTJA Securities, CMBI, Haitong International Securities Company Limited and BOCI Asia Limited are acting as joint overall coordinators of the Global Offering.

(C)
The Investor wishes to subscribe for the Investor Shares (as defined below) as part of the Exempt Offering, subject to and on the basis of the terms and conditions set out in this Agreement.

IT IS AGREED as follows:
1.
DEFINITIONS AND INTERPRETATIONS

1.1.
In this Agreement, including its schedules and its recitals, each of the following words and expressions shall have the following meanings, unless the context otherwise requires:

“affiliate” in relation to a particular individual or entity, unless the context otherwise requires, means any individual or entity which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the individual or entity specified. For the purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;
“AFRC” means the Accounting and Financial Reporting Council of Hong Kong;
“Aggregate Investment Amount” means the amount equal to the International Offer Price multiplied by the number of Investor Shares;
“Approvals” has the meaning given to it in clause 6.2(g);
“associate/close associate” shall have the meaning ascribed to such term in the Listing Rules and “associates/close associates” shall be construed accordingly;
“Brokerage” means brokerage calculated as 1% of the Aggregate Investment Amount as required by paragraph 7(1) of the Fees Rules (as defined under the Listing Rules);
“business day” means any day (other than Saturday and Sunday and a public holiday in Hong Kong) on which licensed banks in Hong Kong are generally open to the public in Hong Kong for normal banking business and on which the Stock Exchange is open for the business of dealing in securities;
“CCASS” means the Hong Kong Central Clearing and Settlement System established and operated by the HKSCC;
“Class B Shares” means class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Share one vote per share on any resolution tabled at the Company’s general meetings, which are to be subscribed for and traded in Hong Kong dollars and to be listed on the Stock Exchange;
“Closing” means closing of the subscription of the Investor Shares in accordance with the terms and conditions of this Agreement;
“Companies Ordinance” means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
“Companies (Winding Up and Miscellaneous Provisions) Ordinance” means the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
“connected person/core connected person” shall have the meaning ascribed to such term in the Listing Rules and “connected persons/core connected persons” shall be construed accordingly;
“connected relationship” shall have the meaning ascribed to such term and as construed under the CSRC Filing Rules;
“Contracts (Rights of Third Parties) Ordinance” means the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
“controlling shareholder” shall, unless the context otherwise requires, have the meaning ascribed to such term in the Listing Rules and “controlling shareholders” shall be construed accordingly;
“CSRC” means the China Securities Regulatory Commission;
“CSRC Filing Rules” means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies ( ) and supporting guidelines issued by the CSRC, as amended, supplemented or otherwise modified from time to time;
“Delayed Delivery Date” means, subject to the underwriting agreements for the Hong Kong Public Offering and the International Offering being entered into and having become unconditional and not having been terminated, such later date as the Sponsor-OCs shall notify the Investor in accordance with clause 4.3;

“dispose of” includes, in respect of any Relevant Shares, directly or indirectly;
(i)
offering, pledging, charging, selling, mortgaging, lending, creating, transferring, assigning or otherwise disposing of any legal or beneficial interest (including by the creation of or any agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase, subscribe for, lend or otherwise transfer or dispose of or any warrant or right to purchase, subscribe for, lend or otherwise transfer or dispose of, or purchasing or agreeing to purchase any option, contract, warrant or right to sell or creating any encumbrance over or agreeing to create any encumbrance over), either directly or indirectly, conditionally or unconditionally, or creating any third party right of whatever nature over, any legal or beneficial interest in the Relevant Shares or any other securities convertible into or exercisable or exchangeable for such Relevant Shares or any interest in them, or that represent the right to receive, such Relevant Shares, or contracting to do so, whether directly or indirectly and whether conditionally or unconditionally; or

(ii)
entering into any swap or other arrangement that transfers to another, in whole or in part, any beneficial ownership of the Relevant Shares or any interest in them or any of the economic consequences or incidents of ownership of such Relevant Shares or such other securities or any interest in them; or

(iii)
entering into any other transaction directly or indirectly with the same economic effect as any of the foregoing transactions described in (i) and (ii) above; or

(iv)
agreeing or contracting to, or publicly announcing or disclosing an intention to, enter into any of the foregoing transactions described in (i), (ii) and (iii) above, in each case whether any of the foregoing transactions described in (i), (ii) and (iii) above is to be settled by delivery of Relevant Shares or such other securities convertible into or exercisable or exchangeable for Relevant Shares, in cash or otherwise; and “disposal” shall be construed accordingly;

“Exempt Offering” has the meaning given to it in Recital (A);
“FINI” shall have the meaning ascribed to such term in the Listing Rules;
“Global Offering” has the meaning given to it in Recital (A);
“Governmental Authority” means any governmental, regulatory or administrative commission, board, body, authority or agency, or any stock exchange, self-regulatory organization or other non-governmental regulatory authority, or any court, judicial body, tribunal or arbitrator, in each case whether national, central, federal, provincial, state, regional, municipal, local, domestic, foreign or supranational (including, without limitation, the Stock Exchange, the SFC and the CSRC);
“Group” means the Company and its subsidiaries;
“HK$” or “Hong Kong dollar” means the lawful currency of Hong Kong;
“HKSCC” means Hong Kong Securities Clearing Company Limited;
“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;
“Hong Kong Public Offering” has the meaning given to it in Recital (A);
“Indemnified Parties” has the meaning given to it in clause 6.5, and “Indemnified Party” shall mean any one of them, as the context shall require;
“International Offer Price” means the final Hong Kong dollar price per Share (exclusive of Brokerage and Levies) at which the Class B Shares are to be offered or sold pursuant to the Global Offering;
“International Offer Shares” means the number of Class B Ordinary Shares being initially offered for subscription under the International Offering together, where relevant, with any additional Shares that may be sold pursuant to any exercise of the Overallotment Option;

“International Offering” has the meaning given to it in Recital (A);
“Investor-related Information” has the meaning given to it in clause 6.2(i);
“Investor Shares” means the number of Class B Shares to be subscribed for by the Investor in the International Offering in accordance with the terms and conditions herein and as calculated in accordance with Schedule 1 and determined by the Company and the Sponsor-OCs;
“Laws” means all laws, statutes, legislation, ordinances, measures, rules, regulations, guidelines, guidance, decisions, opinions, notices, circulars, directives, requests, orders, judgments, decrees or rulings of any Governmental Authority (including the Stock Exchange, the SFC and the CSRC) of all relevant jurisdictions;
[“Lender” has the meaning given to it in clause 5.7;]
“Levies” means the aggregate of the SFC transaction levy of 0.0027% (or the prevailing transaction levy on the Listing Date), AFRC transaction levy of 0.00015% (or the prevailing transaction levy on the Listing Date) and the Stock Exchange trading fee of 0.00565% (or the prevailing trading fee on the Listing Date), in each case, of the Aggregate Investment Amount;
“Listing Date” means the date on which the Class B Shares are initially listed on the Main Board of the Stock Exchange;
“Listing Guide” means the Guide for New Listing Applicants issued by the Stock Exchange, as amended, supplemented or otherwise modified from time to time;
“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and the listing decisions, guidelines and other requirements of the Stock Exchange, as adopted, amended, supplemented or otherwise modified from time to time;
“Lock-up Period” has the meaning given to it in clause 5.1;
“Over-allotment Option” has the meaning given to it in the Prospectus;
“Parties” means the named parties to this Agreement, and “Party” shall mean any one of them, as the context shall require;
“PHIP” means the post hearing information pack of the Company posted on the Stock Exchange’s website at www.hkexnews.hk on August 31, 2025;
“PRC” means the People’s Republic of China, excluding, for purposes of this Agreement only, Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;
“Professional Investor” has the meaning given to it in Part 1 of Schedule 1 to the SFO;
“Prospectus” means the final prospectus to be issued in Hong Kong by the Company in connection with the Hong Kong Public Offering;
“Public Documents” means the U.S. Registration Statement for the Registered Offering, the Prospectus to be issued in Hong Kong by the Company for the Hong Kong Public Offering and such other documents and announcements which may be issued by the Company in connection with the Global Offering, each as amended or supplemented from time to time;
“Registered Offering” has the meaning given to it in Recital (A);
“Regulation S” means Regulation S under the Securities Act;
“Regulators” has the meaning given to it in clause 6.2(i);
“Relevant Shares” means the Investor Shares subscribed for by the Investor pursuant to this Agreement, and any shares or other securities of or interests in the Company which are derived from the Investor Shares pursuant to any rights issue, capitalization issue or other form of capital reorganization (whether such transactions are to be settled in cash or otherwise) and any interest therefrom;

“SEC” means the Securities and Exchange Commission of the United States;
“Securities Act” means the United States Securities Act of 1933, as amended, supplemented or otherwise modified from time to time, and the rules and regulations promulgated thereunder;
“SFC” means The Securities and Futures Commission of Hong Kong;
“SFO” means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
“Stock Exchange” means The Stock Exchange of Hong Kong Limited;
“subsidiary” has the meaning given to it in the Companies Ordinance;
“substantial shareholder(s)” has the meaning given to it in the Listing Rules;
“U.S.” and “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
“US$” or “US dollar” means the lawful currency of the United States;
“U.S. Person” has the meaning given to it in Regulation S under the Securities Act; and
“U.S. Registration Statement” means, collectively, the shelf registration statement on Form F-3ASR, the preliminary prospectus supplement to be filed with the SEC and the final prospectus supplement related thereto to be subsequently filed with the SEC in connection with the Registered Offering (the Final Prospectus Supplement) and the documents to be incorporated by reference therein.
1.2.
In this Agreement, unless the context otherwise requires:

(a)
a reference to a “clause”, “sub-clause” or “schedule” is a reference to a clause or sub-clause of or a schedule to this Agreement;

(b)
the index, clause and schedule headings are inserted for convenience only and shall not affect the construction or interpretation of this Agreement;

(c)
the recitals and schedules form an integral part of this Agreement and have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the recitals and schedules;

(d)
the singular number shall include the plural and vice versa and words importing one gender shall include the other gender;

(e)
a reference to this Agreement or another instrument includes any variation or replacement of either of them;

(f)
a reference to a statute or statutory provision includes a reference:

(i)
to that statute or provision as from time to time consolidated, amended, supplemented, modified, re-enacted or replaced by any statute or statutory provision;

(ii)
to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii)
to any subordinate legislation made under it;

(g)
a reference to a regulation includes any regulation, rule, official directive, opinion, notice, circular, order, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(h)
references to times of day and dates are, unless otherwise specified, to Hong Kong times and dates, respectively;

(i)
a reference to a “person” includes a reference to an individual, a firm, a company, a body corporate, an unincorporated association or an authority, a government, a state or agency of a state, a joint venture, association or partnership (whether or not having separate legal personality);

(j)
references to “include”, “includes” and “including” shall be construed so as to mean include without limitation, includes without limitation and including without limitation, respectively; and

(k)
references to any legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official or any legal concept or thing in respect of any jurisdiction other than Hong Kong is deemed to include what most nearly approximates in that jurisdiction to the relevant Hong Kong legal term.

2.
INVESTMENT

2.1.
Subject to the conditions referred to in clause 3 below being fulfilled (or waived by the Parties, except that the conditions set out in clauses 3.1(a), 3.1(b), 3.1(c) and 3.1(d) cannot be waived and the conditions under clause 3.1(e) can only be waived jointly by the Company, the Sponsor-OCs and the Joint Sponsors) and other terms and conditions of this Agreement:

(a)
the Investor will subscribe for, and the Company will issue, allot and place and the Sponsor-OCs will allocate and/or deliver (as the case may be) or cause to be allocated and/or delivered (as the case may be) to the Investor, the Investor Shares at the International Offer Price under and as part of the International Offering on the Listing Date or the Delayed Delivery Date, as applicable, and through the Sponsor-OCs and/or their affiliates in their capacities as international representatives of the international underwriters of the relevant portion of the Exempt Offering; and

(b)
the Investor will pay the Aggregate Investment Amount, the Brokerage and the Levies in respect of the Investor Shares in accordance with clause 4.2.

2.2.
The Investor may elect by notice in writing served to the Company, the Sponsor-OCs and the Joint Sponsors not later than ten (10) business days prior to the Listing Date to subscribe for the Investor Shares through a wholly-owned subsidiary of the Investor (the “Investor Subsidiary”) that is a Professional Investor and (i) not a U.S. Person; (ii) located outside the United States, and (iii) acquiring the Investor Shares in an offshore transaction in accordance with Regulation S provided that:

(a)
the Investor shall procure the Investor Subsidiary on such date to provide to the Company, the Sponsor-OCs and the Joint Sponsors written confirmation, addressed to the Company, the Joint Sponsors and the Sponsor-OCs, that it agrees to be bound by the same agreements, representations, warranties, undertakings, acknowledgements and confirmations given in this Agreement by the Investor, and the agreements, representations, warranties, undertakings, acknowledgements and confirmations given by the Investor in this Agreement shall be deemed to be given by the Investor for itself and on behalf of the Investor Subsidiary; and

(b)
the Investor (i) unconditionally and irrevocably guarantees to the Company, the Sponsor-OCs and the Joint Sponsors the due and punctual performance and observance by the Investor Subsidiary of all its agreements, obligations, undertakings, warranties, representations, indemnities, consents, acknowledgements, confirmations and covenants under this Agreement; and (ii) undertakes to fully and effectively indemnify and keep indemnified on demand each of the Indemnified Parties in accordance with clause 6.5.

The obligations of the Investor under this clause 2.2 constitute direct, primary and unconditional obligations to pay on demand to the Company, the Sponsor-OCs or the Joint Sponsors any sum which the Investor Subsidiary is liable to pay under this Agreement and to perform promptly on demand any obligation of the Investor Subsidiary under this Agreement without requiring the Company, the Sponsor-OCs or the Joint Sponsors first to take steps against the Investor Subsidiary or any other person. Except where the context otherwise requires, the term Investor shall be construed in this Agreement to include the Investor Subsidiary.

2.3.
The Company and the Sponsor-OCs may in their sole discretion determine that delivery of all or a portion of the Investor Shares shall take place on the Delayed Delivery Date in accordance with clause 4.3.

2.4.
The Company and the Sponsor-OCs (on behalf of themselves and the underwriters of the Global Offering) will determine, in such manner as they may agree, the International Offer Price. The exact number of the Investor Shares will be finally determined by the Company and the Sponsor-OCs in accordance with Schedule 1, and such determination will be conclusive and binding on the Investor, save for manifest error.

3.
CLOSING CONDITIONS

3.1.
The Investor’s obligation under this Agreement to subscribe for, and obligations of the Company and the Sponsor-OCs to issue, allot, place, allocate and/or deliver (as the case may be) or cause to issue, allot, place, allocate and/or deliver (as the case may be), the Investor Shares pursuant to clause 2.1 are conditional only upon each of the following conditions having been satisfied or waived by the Parties (except that the conditions set out in clauses 3.1(a), 3.1(b), 3.1(c) and 3.1(d) cannot be waived and the conditions under clause 3.1(e) can only be waived jointly by the Company, the Sponsor-OCs and the Joint Sponsors) at or prior to the Closing:

(a)
the underwriting agreements for the Hong Kong Public Offering and the International Offering (the “Underwriting Agreements”) being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently waived or varied by agreement of the parties thereto) by no later than the time and date as specified in the Underwriting Agreements, and neither of the Underwriting Agreements having been terminated;

(b)
the International Offer Price having been agreed according to the Underwriting Agreements and price determination agreement among the parties thereto in connection with the Global Offering;

(c)
the Listing Committee of the Stock Exchange having granted approval for the listing of, and permission to deal in, the Class B Shares (including the Investor Shares as well as other applicable waivers and approvals) and such approval, permission or waiver having not been revoked prior to the commencement of dealings in the Class B Shares on the Stock Exchange;

(d)
no Laws shall have been enacted or promulgated by any Governmental Authority which prohibits the consummation of the transactions contemplated in the Global Offering or herein and there shall be no orders or injunctions from a court of competent jurisdiction in effect precluding or prohibiting consummation of such transactions; and

(e)
the respective representations, acknowledgements, warranties, undertakings and confirmations of the Investor under this Agreement are (as of the date of this Agreement) and will be (as of the Listing Date and, if applicable, the Delayed Delivery Date) accurate, complete and true in all respects and not misleading or deceptive and that there is no breach of this Agreement on the part of the Investor.

3.2.
If any of the conditions contained in clause 3.1 has not been fulfilled or waived by the Parties (except that the conditions set out in clauses 3.1(a), 3.1(b), 3.1(c) and 3.1(d) cannot be waived and the conditions under clause 3.1(e) can only be waived jointly by the Company, the Sponsor-OCs and the Joint Sponsors) on or before the date that is one hundred and eighty (180) days after the date of this Agreement (or such other date as may be agreed in writing among the Company, the Investor, the Sponsor-OCs and the Joint Sponsors), the obligation of the Investor to purchase, and the obligations of the Company and the Sponsor-OCs to issue, allot, place, allocate and/or deliver (as the case may be) or cause to issue, allot, place, allocate and/or deliver (as the case may be), the Investor Shares shall cease and any amount paid by the Investor under this Agreement to any other party will be repaid to the Investor by such other party without interest as soon as commercially practicable and this Agreement will terminate and be of no effect and all obligations and liabilities on the part of the Company, the Sponsor-OCs and/or the Joint Sponsors shall cease and terminate; provided that termination of this

Agreement pursuant to this clause 3.2 shall be without prejudice to the accrued rights or liabilities of any Party to the other Parties in respect of the terms herein at or before such termination. For the avoidance of doubt, nothing in this clause shall be construed as giving the Investor the right to cure any breaches of the respective representations, warranties, confirmations and undertakings and acknowledgements given by the Investor under this Agreement during the period until the aforementioned date under this clause.
3.3.
The Investor acknowledges that there can be no guarantee that the Global Offering will be completed or will not be delayed or terminated or that the International Offer Price will be the maximum offer price set forth in the Public Documents, and no liability of the Company, the Sponsor-OCs or the Joint Sponsors to the Investor will arise if the Global Offering is delayed or terminated, does not proceed or is not completed for any reason by the dates and times contemplated or at all or if the International Offer Price is less than the maximum offer price set forth in the Public Documents. The Investor hereby waives any right (if any) to bring any claim or action against the Company, the Sponsor-OCs and/or the Joint Sponsors or their respective affiliates subsidiaries, officers, directors, employees, staff, associates, partners, agents, advisors and representatives on the basis that the Global Offering is delayed or terminated, does not proceed or is not completed for any reason by the dates and times contemplated or at all or if the International Offer Price is less than the maximum offer price set forth in the Public Documents.

4.
CLOSING

4.1.
Subject to clause 3 and this clause 4, the Investor will subscribe for the Investor Shares at the International Offer Price pursuant to, and as part of, the Exempt Offering and through the Sponsor-OCs (and/or their respective affiliates) in their capacities as international representatives of the international underwriters of the relevant portion of the International Offering. Accordingly, the Investor Shares will be subscribed for contemporaneously with the closing of the Exempt Offering or on the Delayed Delivery Date at such time and in such manner as shall be determined by the Company and the Sponsor-OCs.

4.2.
The Investor shall make full payment of the Aggregate Investment Amount, together with the related Brokerage and Levies (to such Hong Kong dollar bank account as may be notified to the Investor by the Sponsor-OCs) by same day value credit at or before 8:00 a.m. (Hong Kong time) on the Listing Date regardless of the time of the delivery of the Investor Shares in Hong Kong dollars by wire transfer in immediately available clear funds without any deduction or set-off to such Hong Kong dollar bank account as may be notified to the Investor by the Sponsor-OCs in writing no later than one (1) clear business day prior to the Listing Date, which notice shall include, among other things, the payment account details and the total amount payable by the Investor under this Agreement.

4.3.
If the Sponsor-OCs in their sole discretion determine that delivery of all or any part of the Investor Shares should be made on a date (the “Delayed Delivery Date”) later than the Listing Date, the Sponsor-OCs shall notify the Investor in writing (i) no later than two (2) business days prior to the Listing Date, the number of Investor Shares which will be deferred in delivery; and (ii) no later than two (2) business days prior to the actual Delayed Delivery Date, the Delayed Delivery Date, provided that the Delayed Delivery Date shall be no later than three (3) business days following the last day on which the Over-allotment Option may be exercised. Such determination by the Sponsor-OCs will be conclusive and binding on the Investor. If the Investor Shares are to be delivered to the Investor on the Delayed Delivery Date, the Investor shall nevertheless pay for the Investor Shares as specified in clause 4.2.

4.4.
Subject to due payment(s) for the Investor Shares being made in accordance with clause 4.2, delivery of the Investor Shares to the Investor, as the case may be, shall be made through CCASS by depositing the Investor Shares directly into CCASS for credit to such CCASS investor participant account or CCASS stock account as may be notified by the Investor to the Sponsor-OCs by notice in writing no later than three (3) business days prior to the Listing Date or the Delayed Delivery Date as determined in accordance with clause 4.3.

4.5.
Without prejudice to clause 4.3, delivery of the Investor Shares may also be made in any other manner which the Company, the Sponsor-OCs, the Joint Sponsors and the Investor may otherwise agree in writing no later than two (2) business days prior to the Listing Date.

4.6.
If payment of the Aggregate Investment Amount and the related Brokerage and Levies (whether in whole or in part) is not received or settled in the time and manner stipulated in this Agreement, the Company, the Sponsor-OCs and the Joint Sponsors reserve the right, in their respective absolute discretions, to terminate this Agreement and in such event all obligations and liabilities on the part of the Company, the Sponsor-OCs and the Joint Sponsors shall cease and terminate (but without prejudice to any claim which the Company, the Sponsor-OCs and the Joint Sponsors may have against the Investor or its beneficial owner(s) arising out of its failure to comply with its obligations under this Agreement). The Investor and its beneficial owner(s) shall in any event be fully responsible for and shall indemnify, hold harmless and keep fully indemnified, on an after-tax basis, each of the Indemnified Parties against any loss and damages that they may suffer or incur arising out of or in connection with any failure on the part of the Investor to pay for the Aggregate Investment Amount and the Brokerage and Levies in full to comply with any terms of this Agreement.

4.7.
The Company, the Sponsor-OCs, the Joint Sponsors and their respective affiliates respectively shall not be liable (whether jointly or severally) for any failure or delay in the performance of its obligations under this Agreement and shall be entitled to terminate this Agreement if it is prevented or delayed from performing its obligations under this Agreement as a result of circumstances beyond control of the Company, the Sponsor-OCs and the Joint Sponsors (as the case may be), including, but not limited to, acts of God, flood, outbreak or escalations of diseases, epidemics or pandemics including but not limited to epidemic or pandemic, outbreaks, escalation, mutation or aggravation of diseases (including but not limited to avian influenza, severe acute respiratory syndrome, H1N1 influenza, SARS, H5N1, MERS, Ebola virus and the COVID-19), declaration of a national, international, regional emergency, calamity, crisis, economic sanctions, explosion, earthquake, tsunami, volcanic eruption, severe transport disruption, paralysis in government operation, public disorder, political instability or threat and escalation of hostilities, war (whether declared or undeclared), terrorism, fire, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system, embargo, labor dispute and changes in any existing or future laws, ordinances, regulations, any existing or future act of governmental activity or the like.

4.8.
In the event that the public float requirement pursuant to Rules 8.08(1) and 8.08(3) of the Listing Rules (subject to any waiver from strict compliance that is granted by the Stock Exchange) cannot be satisfied on the Listing Date, the Company, theSponsor-OCs and the Joint Sponsors have the right to adjust the allocation of the number of Investor Shares to be purchased by the Investor in their sole and absolute discretion to satisfy the requirements pursuant to Rules 8.08(1) and 8.08(3) of the Listing Rules (including such percentage as otherwise approved by the Stock Exchange).

5.
RESTRICTIONS ON THE INVESTOR

5.1.
Subject to clause 5.3, the Investor for itself and on behalf of the Investor Subsidiary (where the Investor Shares are to be held by the Investor Subsidiary) agrees, covenants with and undertakes to the Company, the Sponsor-OCs and the Joint Sponsors that without the prior written consent of each of the Company, the Sponsor-OCs and the Joint Sponsors, the Investor will not, and will cause its affiliates not to, whether directly or indirectly, at any time during the period of six (6) months from and including the Listing Date (the “Lock-up Period”), directly or indirectly, (i) dispose of, in any way, any Relevant Shares or any interest in any company or entity holding any Relevant Shares, including any securities convertible into or exchangeable or exercisable for or that represent the right to receive any of the forgoing securities; (ii) allow itself to undergo a change of control (as defined in The Codes on Takeovers and Mergers and Share Buy-backs promulgated by the SFC) at the level of its ultimate beneficial owner; or (iii) enter into any transactions directly or indirectly with the same economic effect as any aforesaid transaction; (iv) agree or contract to, or publicly announce any intention to, enter into any of the foregoing transactions described in (i), (ii) and (iii) above, in each case whether any of the foregoing transactions described in (i), (ii) and (iii) above is to be settled by delivery of Relevant Shares or such other securities convertible into or exercisable or exchangeable for Relevant Shares, in cash or otherwise.
5.2.
The Company, the Joint Sponsors and the Sponsor-OCs acknowledge that, after the expiry of the Lock-up Period specified in clause 5.1, the Investor shall, subject to requirements under applicable Laws, be free to dispose of any Relevant Shares, provided that (i) the Investor shall notify the Company, the Joint Sponsors and the Sponsor-OCs in writing prior to the disposal and shall use all reasonable endeavors to ensure that any such disposal does not create a disorderly or false market in the securities of the Company and is otherwise in compliance with all applicable Laws; and (ii) the Investor shall not enter into any transaction with any person who engages directly or indirectly in a business that competes or potentially competes with the business of the Company, or with any other entity which is a holding company, subsidiary or associate of such person, without prior written consent of the Company, the Sponsor-OCs and the Joint Sponsors.

5.3.
Nothing contained in clause 5.1 shall prevent the Investor from transferring all or part of the Relevant Shares to any wholly-owned subsidiary of the Investor, provided that, in all cases:

(a)
no less than five business days prior to such transfer, such wholly-owned subsidiary of the Investor gives a written undertaking (addressed to and in favour of the Company, the Sponsor-OCs and the Joint Sponsors in terms satisfactory to them) agreeing to, and the Investor and the Investor Subsidiary (if applicable) undertake to procure that such wholly-owned subsidiary will, be bound by the Investor’s obligations under this Agreement, including without limitation the restrictions in this clause 5 imposed on the Investor, as if such wholly-owned subsidiary were itself subject to such obligations and restrictions;

(b)
such wholly-owned subsidiary of the Investor shall be deemed to have given the same acknowledgements, confirmations, representations, undertakings and warranties as provided in clause 6;

(c)
the Investor and such wholly-owned subsidiary of the Investor shall be treated as being the Investor in respect of all the Relevant Shares held by them and shall jointly and severally bear all liabilities and obligations imposed by this Agreement;

(d)
if at any time prior to expiration of the Lock-up Period, such wholly-owned subsidiary of the Investor ceases or will cease to be a wholly-owned subsidiary of the Investor, it shall (and the Investor shall procure that such subsidiary shall) immediately, and in any event before ceasing to be a wholly-owned subsidiary of the Investor, fully and effectively transfer the Relevant Shares it holds to the Investor, the Investor Subsidiary or another wholly-owned subsidiary of the Investor, which shall give or be procured by the Investor to give a five business days’ prior written undertaking (addressed to and in favour of the Company, the Sponsor-OCs and the Joint Sponsors in terms satisfactory to them) agreeing to, and (if applicable) the Investor shall undertake to procure such new wholly-owned subsidiary to, be bound by the Investor’s obligations under this Agreement, including without limitation the restrictions in this clause 5 imposed on the Investor and gives the same acknowledgements, confirmations, undertakings, representations and warranties hereunder, as if such wholly-owned subsidiary were itself subject to such obligations and restrictions and shall jointly and severally bear all liabilities and obligations imposed by this Agreement; and

(e)
such wholly-owned subsidiary is (i) not a U.S. Person; (ii) located outside the United States and (iii) acquiring the Relevant Shares in an offshore transaction in reliance on Regulation S under the Securities Act..

5.4.
The Investor agrees and undertakes that, except with the prior written consent of the Company, the Sponsor-OCs and the Joint Sponsors, the aggregate holding (direct and indirect) of the Investor and its close associates in the total issued share capital of the Company shall be less than 10% (or such other percentage as provided in the Listing Rules from time to time for the definition of “substantial shareholder”) of the Company’s entire issued share capital at all times and it would not become a core connected person of the Company within the meaning of the Listing Rules during the period of

12 months following the Listing Date and, further, that the aggregate holding (direct and indirect) of the Investor and its close associates (as defined under the Listing Rules) in the total issued share capital of the Company shall not be such as to cause the total securities of the Company held by the public (as contemplated in the Listing Rules and interpreted by the Stock Exchange, including but not limited to Rule 8.08) to fall below the required percentage set out in Rule 8.08 of the Listing Rules or such other percentage as may be approved by the Stock Exchange and applicable to the Company from time to time. The Investor agrees to notify the Company, the Joint Sponsors and the Sponsor-OCs (i) if it comes to its attention of any of the abovementioned situations; or (ii) should the Investor constitute a shareholder with 5% or more holding in the total issued share capital of the Company or a party acting in concert with (as defined under applicable Laws) such shareholder, as at the Listing Date.
5.5.
The Investor agrees that the Investor’s holding of the Company’s share capital is on a proprietary investment basis, and agrees to, upon reasonable request by the Company, the Sponsor-OCs and/or the Joint Sponsors, provide reasonable evidence to the Company, the Sponsor-OCs and the Joint Sponsors showing that the Investor’s holding of the Company’s share capital is on a proprietary investment basis. The Investor shall not, and shall procure that none of its controlling shareholder(s), associates and their respective beneficial owner(s) shall, apply for or place an order through the book building process for Class B Shares in the Global Offering (other than the Investor Shares) or make an application for Class B Shares in the Hong Kong Public Offering, unless otherwise permitted under the applicable Laws or by the Stock Exchange.

5.6.
The Investor and its affiliates, directors, officers, employees, agents or representatives have not entered into and shall not enter into any arrangement or agreement, including but not limited to, any side letter, which is inconsistent with, or in contravention of, the Listing Rules (including but not limited to Chapter 4.15 of the Listing Guide) or written guidance published by the Hong Kong regulators) with the Company, the substantial shareholders of the Company, any other member of the Group or their respective affiliates, directors, officers, employees or agents. The Investor further confirms and undertakes that none of the Investor or its affiliates, directors, officers, employees or agents has or will enter into such arrangements or agreements.

5.7.
[The Investor may obtain external financing from [•] (the “Lender”) to finance its subscription of the Investor Shares. The Investor represents that the loan, if obtained, will be on normal commercial terms after arm’s length negotiations. The Investor further undertakes to give prompt notice to the Sponsor-OCs and the Joint Sponsors, before the financing arrangement is executed, about such financing arrangement with details to be included in the Prospectus. All or some of the Investor Shares to be subscribed for the Investor may be charged to the Lender as security for such loan. Under the financing arrangement, upon the occurrence of certain customary events of default, the Investor may be required to repay the loan before its maturity and the Lender may therefore have the right to enforce its security interest by way of appropriation or foreclosure in the Investor Shares subject to such charge at any time upon the occurrence of certain customary events of default, save that the Investor undertakes and acknowledges to the Company, the Sponsor-OCs and the Joint Sponsors to procure the Lender to be subject to the same restrictions during the Lock-Up Period as set out in clause 5.1.]

6.
ACKNOWLEDGEMENTS, REPRESENTATIONS, UNDERTAKINGS AND WARRANTIES

6.1.
The Investor (for itself and on behalf of the Investor Subsidiary) acknowledges, agrees and confirms to each of the Company, the Sponsor-OCs and the Joint Sponsors that:

(a)
each of the Company, the Sponsor-OCs, the Joint Sponsors and their respective affiliates, directors, officers, employees, agents, advisors, associates, partners and representatives makes no representation and gives no warranty or undertaking or guarantee that the Global Offering will proceed or be completed (within any particular time period or at all) or that the International Offer Price will be at the maximum offer price set forth in the Public Documents, and will be under no liability whatsoever to the Investor in the event that the Global Offering is delayed, does not proceed or is not completed for any reason, or if the International Offer Price is less than the maximum offer price set forth in the Public Documents;

(b)
this Agreement, the background information of the Investor and the relationship and arrangements between the Parties contemplated by this Agreement will be required to be disclosed in the Public Documents and other marketing and roadshow materials for the Global Offering and that the Investor will be referred to in the Public Documents and such other marketing and roadshow materials and announcements and, specifically, this Agreement will be a material contract required to be filed with regulatory authorities in Hong Kong and made available on display in connection with the Global Offering or otherwise pursuant to the Companies (Winding Up and Miscellaneous Provisions) Ordinance and the Listing Rules;

(c)
the International Offer Price is to be determined solely and exclusively by agreement between the Company and the Sponsor-OCs (each for themselves and on behalf of the international underwriters of the relevant portion of the International Offering) in accordance with the terms and conditions of the Global Offering and the Investor shall not have any right to raise any objection thereto;

(d)
the Investor Shares will be subscribed for by the Investor through the Sponsor-OCs and/or their affiliates in their capacities as international representatives of the international underwriters of the International Offering;

(e)
the Investor will accept the Investor Shares on and subject to the terms and conditions of the articles of association or other constituent or constitutional documents of the Company and this Agreement;

(f)
the number of Investor Shares may be affected by re-allocation of Class B Shares between the International Offering and the Hong Kong Public Offering pursuant to Practice Note 18 of the Listing Rules, Chapter 4.14 of the Listing Guide or such other percentage as may be approved by the Stock Exchange and applicable to the Company from time to time;

(g)
the Sponsor-OCs, the Joint Sponsors and the Company can adjust the allocation of the number of Investor Shares in their sole and absolute discretion for the purpose of satisfying Rule 8.08(3) of the Listing Rules which provides that no more than 50% of the Class B Shares in public hands on the Listing Date can be beneficially owned by the three largest public Shareholders;

(h)
at or around the time of entering into this Agreement or at any time hereafter but before the closing of the International Offering, the Company, the Sponsor-OCs and/or the Joint Sponsors have entered into, or may and/or propose to enter into, agreements for similar investments with one or more other investors as part of the International Offering;

(i)
neither the Company, the Joint Sponsors, the Sponsor-OCs nor any of their respective subsidiaries, agents, directors, employees or affiliates nor any other party involved in the Global Offering takes any responsibility for any tax, legal, currency or other economic or other consequences of the subscription for, or in relation to any dealings in, the Investor Shares;

(j)
the Investor Shares have not been and will not be registered under the Securities Act or the securities law of any state or other jurisdiction of the United States and may not be offered, resold, pledged or otherwise transferred directly or indirectly in the United States or to or for the account or benefit of any U.S. Person except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, or in any other jurisdiction except as allowed by applicable Laws of such jurisdiction;

(k)
it understands and agrees that transfer of the Investor Shares may only be made outside the United States in an “offshore transaction” (as defined in Regulation S under the Securities Act) in accordance with Regulation S and in accordance with any applicable securities laws of any state of the United States and any other jurisdictions, and any share certificate(s) representing the Investor Shares shall bear a legend substantially to such effect;

(l)
the Investor Shares may not be deposited into the Company’s American depositary receipts program until the 40th day following the Closing;

(m)
except as provided for under clause 5.3, to the extent any of the Investor Shares are held by an Investor Subsidiary or any other wholly-owned subsidiary of the Investor, the Investor shall procure that the Investor Subsidiary or the wholly-owned subsidiary (as the case may be) remains a wholly-owned subsidiary of the Investor and continues to adhere to and abide by the terms and conditions hereunder for so long as such Investor Subsidiary or the wholly-owned subsidiary (as the case may be) continues to hold any of the Investor Shares before the expiration of the Lock-up Period;

(n)
it has received (and may in the future receive) information that may constitute material, non-public information and/or inside information as defined in the SFO in connection with the Investor’s investment in (and holding of) the Investor Shares, and it shall: (i) not disclose such information to any person other than to its affiliates, subsidiaries, directors, officers, employees, advisers and representatives (the “Authorized Recipients”) on a strictly need-to-know basis for the sole purpose of evaluating its investment in the Investor Shares or otherwise required by Laws, until such information becomes public information through no fault on the part of the Investor or any of its Authorized Recipients; (ii) use its best efforts to ensure that its Authorized Recipients (to whom such information has been disclosed in accordance with this clause 6.1(n)) do not disclose such information to any person other than to other Authorized Recipients on a strictly need-to-know basis; and (iii) not and will ensure that its Authorized Recipients (to whom such information has been disclosed in accordance with this clause 6.1(n)) do not purchase, sell or trade or alternatively, deal, directly or indirectly, in the Class B Shares or other securities or derivatives of the Company or its affiliates or associates in a manner that could result in any violation of the securities laws (including any insider trading provisions) of the United States, Hong Kong, the PRC or any other applicable jurisdiction relevant to such dealing;

(o)
the information contained in this Agreement and the draft Prospectus provided to the Investor and/or its representatives on a confidential basis and any other material which may have been provided (whether in writing or verbally) to the Investor and/or its representatives on a confidential basis may not be reproduced, disclosed, circulated or disseminated to any other person and such information and materials so provided are subject to change, updating, amendment and completion, and should not be relied upon by the Investor in determining whether to invest in the Investor Shares. For the avoidance of doubt:

(i)
neither the draft Prospectus nor any other materials which may have been provided to the Investor and/or its representatives constitutes an invitation or offer or the solicitation to acquire, purchase or subscribe for any securities in any jurisdiction where such offer, solicitation or sale is not permitted and nothing contained in either the draft Prospectus or any other materials which may have been provided (whether in writing or verbally) to the Investor and/or its representatives shall form the basis of any contract or commitment whatsoever;

(ii)
no offers of, or invitations to subscribe for, acquire or purchase, any Class B Shares or other securities shall be made or received on the basis of the draft Prospectus or any other materials which may have been provided (whether in writing or verbally) to the Investor and/or its representatives; and

(iii)
the draft Prospectus or any other materials which may have been provided (whether in writing or verbally) or furnished to the Investor may be subject to further amendments subsequent to the entering into this Agreement and should not be relied upon by the Investor in determining whether to invest in the Investor Shares and the Investor hereby consents to such amendments (if any) and waives its rights in connection with such amendments (if any);

(p)
this Agreement does not, collectively or separately, constitute an offer of securities for sale in the United States or any other jurisdictions in which such an offer would be unlawful;

(q)
neither the Investor, nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S under the Securities Act) with respect to the Class B Shares

(r)
it has been furnished with all information it deems necessary or desirable to evaluate the merits and risks of the subscription for the Investor Shares and has been given the opportunity to ask questions and receive answers from the Company, the Sponsor-OCs or the Joint Sponsors concerning the Company, the Investor Shares or other related matters it deems necessary or desirable to evaluate the merits and risks of the subscription for the Investor Shares, and that the Company has made available to the Investor or its agents all documents and information in relation to an investment in the Investor Shares required by or on behalf of the Investor;

(s)
in making its investment decision, the Investor has relied and will rely only on information provided in the PHIP issued by the Company and not on any other information which may have been furnished to the Investor by or on behalf of the Company, the Sponsor-OCs and/or the Joint Sponsors (including their respective directors, officers, employees, advisors, agents, representatives, associates, partners and affiliates) on or before the date hereof, and none of the Company, the Sponsor-OCs, the Joint Sponsors and their respective directors, officers, employees, advisors, agents, representatives, associates, partners and affiliates makes any representation and gives any warranty or undertaking as to the accuracy or completeness of any such information or materials not contained in the PHIP and none of the Company, the Sponsor-OCs, the Joint Sponsors and their respective directors, officers, employees, advisors, agents, representatives, associates, partners and their affiliates has or will have any liability to the Investor or its directors, officers, employees, advisors, agents, representatives, associates, partners and affiliates resulting from their use of or reliance on such information or materials, or otherwise for any information not contained in the PHIP;

(t)
none of the Sponsor-OCs, the Joint Sponsors, the other underwriters of the Global Offering and their respective directors, officers, employees, subsidiaries, agents, associates, affiliates, representatives, partners and advisors has made any warranty, representation or recommendation to it as to the merits of the Investor Shares, the subscription, purchase or offer thereof, or as to the business, operations, prospects or condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith; and except as provided in the PHIP, none of the Company and its directors, officers, employees, subsidiaries, agents, associates, affiliates, representatives and advisors has made any warranty, representation or recommendation to the Investor as to the merits of the Investor Shares, the subscription, purchase or offer thereof, or as to the business, operations, prospects or condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith;

(u)
the Investor will comply with all restrictions (if any) applicable to it from time to time under this Agreement, the Listing Rules and any applicable Laws on the disposal by it (directly or indirectly), of any of the Relevant Shares in respect of which it is or will be (directly or indirectly) or is shown by the Prospectus to be the beneficial owner;

(v)
the Investor has conducted its own investigation with respect to the Company and its subsidiaries, and the Investor Shares and the terms of the subscription of the Investor Shares provided in this Agreement, and has obtained its own independent advice (including and without limitation tax, regulatory, financial, accounting, legal, currency and otherwise) to the extent it considers necessary or appropriate or otherwise has satisfied itself concerning, including the tax, regulatory, financial, accounting, legal, currency and otherwise related to the investment in the Investor Shares and as to the suitability thereof for the Investor, and has not relied, and will not be entitled to rely, on any advice (including and without limitation tax, regulatory, financial, accounting, legal, currency and otherwise), due diligence review or investigation or other advice or comfort obtained or conducted (as the case may be) by or on behalf of the Company or any of the Sponsor-OCs, the Joint Sponsors or the underwriters in connection with the Global Offering and none of the Company, the Sponsor-OCs, the Joint Sponsors or their respective associates, affiliates, directors, officers, employees, advisors or representatives takes any responsibility as to any tax, legal, currency or other economic or other consequences of the subscription for or in relation to any dealings in the Investor Shares;

(w)
the Investor understands that no public market now exists for the Investor Shares, and that the Company, the Sponsor-OCs, the Joint Sponsors, the underwriters of the Global Offering and their respective subsidiaries, affiliates, directors, officers, employees, agents, representatives, associates, partners and advisers, and parties involved in the Global Offering have made no assurances that a public market will ever exist for the Investor Shares;

(x)
in the event that the Global Offering is delayed or terminated or is not completed for any reason, no liabilities of the Company, the Sponsor-OCs, the Joint Sponsors or any of their respective associates, affiliates, directors, officers, employees, advisors, agents or representatives to the Investor or its subsidiaries will arise;

(y)
the Company and the Sponsor-OCs will have absolute discretion to change or adjust (i) the number of Class B Shares to be issued under the Global Offering or any part thereof; and (ii) the number of Class B Shares to be issued under the Hong Kong Public Offering and the International Offering, respectively;

(z)
the Investor has agreed that the payment for the Aggregate Investment Amount and the related Brokerage and Levies shall be made by 8:00 a.m. (Hong Kong time) on the Listing Date;

(aa)
there are no other agreements in place between the Investor on the one hand, and the Company, any of the Company’s shareholders, the Joint Sponsors and/or the Sponsor-OCs on the other hand in relation to the Global Offering, other than this Agreement[ and the confidentiality agreement] entered into by and between [the Investor] and the Company;

(bb)
any trading in the Class B Shares is subject to compliance with applicable Laws, including the restrictions on dealing in shares under the SFO, the Listing Rules, the Securities Act and any other applicable Laws of any competent securities exchange;

(cc)
at or around the time of entering into this Agreement or at any time hereafter but before the closing of the International Offering, the Company has entered into, or may enter into, agreements similar to this Agreement with one or more other investors as part of the International Offering; and

(dd)
any offer, sale, pledge or other transfer made other than in compliance with the restrictions in this Agreement will not be recognized by the Company in respect of the Relevant Shares.

6.2.
The Investor further represents, warrants and undertakes to each of the Company, the Sponsor-OCs and the Joint Sponsors that:

(a)
it has been duly incorporated and is validly existing and in good standing under the Laws of its place of incorporation and that there has been no petition filed, order made or effective resolution passed for its liquidation or winding up;

(b)
it is qualified to receive and use the information under this Agreement (including, among others, this Agreement and the draft Prospectus), which would not be contrary to all Laws applicable to such investor or would require any registration or licensing within the jurisdiction that such investor is in;

(c)
it has the legal right and authority to own, use, lease and operate its assets and to conduct its business in the manner presently conducted;

(d)
it has full power, authority and capacity, and has taken all actions (including obtaining all necessary consents, approvals and authorizations from any governmental and regulatory bodies or third parties) required to execute and deliver this Agreement, enter into and carry out the transactions as contemplated in this Agreement and perform its obligations under this Agreement and thus its performance of its obligations under this Agreement is not subject to any consents, approvals and authorizations from any governmental and regulatory bodies or third parties except for the conditions set out under clause 3.1;

(e)
this Agreement has been duly authorized, executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor enforceable against it in accordance with the terms of this Agreement;

(f)
it has taken, and will during the term of this Agreement, take all necessary steps to perform its obligations under this Agreement and to give effect to this Agreement and the transactions contemplated in this Agreement and to comply with all relevant Laws;

(g)
all consents, approvals, authorizations, permissions and registrations (the “Approvals”) under any relevant Laws applicable to the Investor and required to be obtained by the Investor in connection with the subscription for the Investor Shares under this Agreement have been obtained and are in full force and effect and are not invalidated, revoked, withdrawn or set aside and none of the Approvals is subject to any condition precedent which has not been fulfilled or performed. The Investor is not aware of any facts or circumstances which may render the Approvals to be invalidated, withdrawn or set aside. The Investor further agrees and undertakes to promptly notify the Company, the Joint Sponsors and the Sponsor-OCs in writing if any such Approval ceases to be in full force and effect or is invalidated, revoked, withdrawn or set aside for any reason;

(h)
the execution, delivery and performance of this Agreement by the Investor, the Investor Subsidiary or any other wholly-owned subsidiary of the Investor (as the case may be) and the subscription for the Investor Shares will not contravene or result in a contravention of (i) the memorandum and articles of association or other constituent or constitutional documents of the Investor, the Investor Subsidiary or the wholly-owned subsidiary of the Investor (as the case may be) or (ii) the Laws of any jurisdiction to which the Investor, the Investor Subsidiary or the wholly-owned subsidiary of the Investor (as the case may be) is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to the Investor, the Investor Subsidiary or the wholly-owned subsidiary of the Investor (as the case may be) in connection with their subscription for the Investor Shares or (iii) any agreement or other instrument binding upon the Investor, the Investor Subsidiary or the wholly-owned subsidiary of the Investor (as the case may be) or (iv) any judgment, order or decree of any Governmental Authority having jurisdiction over the Investor, the Investor Subsidiary or the wholly-owned subsidiary of the Investor (as the case may be);

(i)
it has and will comply with all applicable Laws in all jurisdictions relevant to the subscription for the Investor Shares, including to provide, or cause to or procure to be provided, either directly or indirectly via the Company, the Sponsor-OCs and/or the Joint Sponsors, information to the Stock Exchange, the SFC, the CSRC and other governmental, public, monetary or regulatory authorities or bodies or securities exchange (collectively, the “Regulators”), and agrees and consents to the disclosure of, such information as may be required by applicable Laws or requested by any of the Regulators from time to time (including, without limitation, (i) identity information of the ultimate beneficial owner(s), if any, of the Investor Shares and/or the person(s) ultimately responsible for the giving of the instruction relating to the subscription for the Investor Shares (including, without limitation, their respective names and places of incorporation); (ii) the transactions contemplated hereunder (including, without limitation, the details of subscription for the Investor Shares, the number of the Investor Shares, the Aggregate Investment Amount, and the lock-up restrictions under this Agreement); (iii) any swap arrangement or other financial or investment product involving the Investor Shares and the details thereof (including, without limitation, the identity information of the subscriber and its ultimate beneficial owner and the provider of such swap arrangement or other financial or investment product); and/or (iv) any connected relationship between the Investor or its beneficial owner(s) and associates on one hand and the Company and any of its shareholders on the other hand) (collectively, the “Investor-related Information”)) within the time and as requested by any of the Regulators. The Investor further authorizes the Company, the Sponsor-OCs, the Joint Sponsors or their respective affiliates, directors, officers, employees, advisors and representatives to disclose to such Regulators all information relating to the transactions hereunder and any Investor-related Information as such Regulators may request and/or in any Public Document or other announcement or document as required under the Listing Rules or applicable Laws or as requested by any relevant Regulators;
(j)
the Investor has such knowledge and experience in financial and business matters that (i) it is capable of evaluating the merits and risks of the prospective investment in the Investor Shares; (ii) it is capable of bearing the economic risks of such investment, including a complete loss of the investment in the Investor Shares; (iii) it has received all the information it considers necessary or appropriate for deciding whether to invest in the Investor Shares; and (iv) it is experienced in transactions of investing in securities of companies in a similar stage of development;

(k)
its ordinary business is to buy or sell shares or debentures or it is a Professional Investor and by entering into this Agreement, it is not a client of any of the Sponsor-OCs or the Joint Sponsors in connection with the transactions contemplated thereunder;

(l)
it is subscribing for the Investor Shares as principal for its own account and for investment purposes and on a proprietary investment basis without a view to making distribution of any of the Investor Shares subscribed by it hereunder, and the Investor is not entitled to nominate any person to be a director or officer of the Company;

(m)
the Investor is subscribing for the Investor Shares in an “offshore transaction” within the meaning of Regulation Sunder the Securities Act and is not a U.S. Person;

(n)
the Investor is subscribing for the Investor Shares in a transaction exempt from, or not subject to, registration requirements under the Securities Act;

(o)
the Investor has not entered and will not enter into any contractual arrangement with any “distributor” (as defined in Regulation S under the Securities Act) with respect to the distribution of the Shares, except with its affiliates or with the prior written consent of the Company;

(p)
the Investor and the Investor’s beneficial owner(s) and/or associates (i) are third parties independent of the Company; (ii) are not connected persons (as defined in the Listing Rules) or associates thereof of the Company and the Investor’s subscription for the Investor Shares will not constitute a “connected transaction” (as defined in the Listing Rules) or result in the Investor and its beneficial owner(s) becoming connected persons (as defined in the Listing Rules) of the Company notwithstanding any relationship between the Investor and any other party or parties which may be entering into (or have entered into) any other agreement or agreements referred to in this Agreement and will, immediately after completion of this Agreement, be independent of and not be acting in concert with (as defined in the Hong Kong Code on Takeovers and Mergers), any connected persons in relation to the control of the Company; (iii) have the financial capacity to meet all obligations arising under this Agreement; (iv) are not, directly or indirectly, financed, funded or backed by (a) any core connected person (as defined in the Listing Rules) of the Company or (b) the Company, any of the directors, chief executives, controlling shareholder(s) (if any), substantial shareholder(s) or existing shareholder(s) of the Company or any of its subsidiaries, or a close associate (as defined in the Listing Rules) of any of the them, and are not accustomed to take and have not taken any instructions from any such persons in relation to the acquisition, disposal, voting or other disposition of securities of the Company; (v) do not fall under any category of the persons described under paragraph 5 in Appendix F1 to the Listing Rules; and (vi) have no connected relationship with the Company or any of its shareholders, unless otherwise disclosed to the Company, the Joint Sponsors and the Sponsor-OCs in writing;

(q)
the Investor will provide the required information to be submitted to the Stock Exchange and HKSCC under the Listing Rules and/or through FINI and ensure that all such information provided by the Investor are true, complete and accurate in all material respects, and such information will be shared with the Company, the Stock Exchange, the SFC and such other Regulators as necessary and will be included in a consolidated placee list which will be disclosed on FINI to the Sponsor-OCs involved in the Global Offering;

(r)
[the Investor will subscribe for the Investor Shares using its own funds and it has not obtained and does not intend to obtain a loan or other form of financing to meet its payment obligations under this Agreement;]

(s)
[other than the external financing from the Lender as described under clause 5.7, the remaining payment for the Investor Shares will be satisfied by the Investor using its own funds;]

(t)
[each of the Investor, its beneficial owner(s) and/or associates is not a “connected client” of any of the Sponsor-OCs, the Joint Sponsors, the bookrunner(s), the lead manager(s), the underwriters of the Global Offering, the lead broker or any distributors. The terms “connected client”, “lead broker” and “distributor” shall have the meanings ascribed to them in Appendix F1 (Placing Guidelines for Equity Securities) to the Listing Rules;]

(u)
the Investor’s account is not managed by the relevant exchange participant (as defined in the Listing Rules) in pursuance of a discretionary managed portfolio agreement. The term “discretionary managed portfolio” shall have the meaning ascribed to it in Appendix F1 (Placing Guidelines for Equity Securities) to the Listing Rules;

(v)
[neither the Investor, its beneficial owner(s) nor their respective associates is a director (including as a director within the preceding 12 months) or existing shareholder of the Company or its associates or a nominee of any of the foregoing;]

(w)
save as previously notified to the Joint Sponsors and the Sponsor-OCsin writing, neither the Investor nor its beneficial owner(s) fall within (a) any of the placee categories (other than “cornerstone investor”) as set out in the Stock Exchange’s FINI placee list template or required to be disclosed by the FINI interface or the Listing Rules in relation to placees; or (b) any of the groups of placees that would be required under the Listing Rules (including Rule 12.08A of the Listing Rules);

(x)
the subscription for the Investor Shares will comply with the provisions of Appendix F1 (Placing Guidelines for Equity Securities) to the Listing Rules and Chapter 4.15 of the Listing Guide;

(y)
the aggregate holding (direct and indirect) of the Investor and its close associates (having the meaning under the Listing Rules) in the total issued share capital of the Company shall not be such as to cause the total securities of the Company held by the public (having the meaning under the Listing Rules) to fall below the percentage required by the Listing Rules or as otherwise approved by the Stock Exchange;

(z)
none of the Investor, its beneficial owner(s) and/or associates is subscribing for the Investor Shares under this Agreement with any financing (direct or indirect) by any one of the Company, its subsidiaries or connected person of the Company, by any one of the Sponsor-OCs, the Joint Sponsors, or by any one of the underwriters of the Global Offering; the Investor and each of its associates, if any, is independent of, and not connected with, the other investors who have participated or will participate in the Global Offering and any of their associates, unless otherwise permitted by applicable Laws or the Stock Exchange;

(aa)
except as provided for in this Agreement, the Investor has not entered into any arrangement, agreement or undertaking with any Governmental Authority or any third party with respect to any of the Investor Shares;

(bb)
no agreement or arrangement, including any side letter which is inconsistent with the Listing Rules (including Chapter 4.15 of Guide for New Listing Applicants) has been or shall be entered into or made between the Investor or its affiliates, directors, officers, employees or agents on the one hand and the Company or its controlling shareholders, any member of the Group or their respective affiliates, directors, officers, employees or agents;

(cc)
save as previously disclosed to the Company, the Joint Sponsors and the Sponsor-OCs in writing, the Investor, its beneficial owner(s) and/or associates have not entered and will not enter into any swap arrangement or other financial or investment product involving the Investor Shares; and

(dd)
none of the Investor or any of its associates has applied for or placed or will apply for or place an order through the book-building process for any Class B Shares under the Global Offering other than pursuant to this Agreement.

6.3.
The Investor represents and warrants to the Company, the Sponsor-OCs and the Joint Sponsors that the description set out in Schedule 2 in relation to it and the group of companies of which it is a member, and all Investor-related Information provided to and/or as requested by the Regulators and/or any of the Company, the Joint Sponsors and the Sponsor-OCs and their respective affiliates, is true, complete and accurate in all respects and is not misleading. Without prejudice to the provisions of clause 6.1(b), the Investor irrevocably consents to the reference to and inclusion of its name and all or part of the description of this Agreement (including the description set out in Schedule 2) in the Public Documents, marketing and roadshow materials and such other announcements which may be issued by or on behalf of the Company, the Sponsor-OCs and/or the Joint Sponsors in connection with the Global Offering, insofar as necessary in the sole opinion of the Company, the Sponsor-OCs and the Joint Sponsors. The Investor undertakes to provide as soon as possible such further information and/or supporting documentation relating to it, its ownership (including ultimate beneficial ownership) and/or otherwise relating to the matters which may reasonably be requested by the Company, the Sponsor-OCs and/or the Joint Sponsors to ensure its/their compliance with applicable Laws and/or companies or securities registration and/or the requests of competent Regulators or Governmental Authorities including the Stock Exchange, the SFC and the CSRC. The Investor hereby agrees that after reviewing the description in relation to it and the group of companies of which it is a member to be included in such drafts of the Public Documents and other marketing materials relating to the Global Offering from time to time provided to the Investor and making such amendments as may be reasonably required by the Investor (if any), the Investor shall be deemed to warrant that such description in relation to it and the group of companies of which it is a member is true, accurate and complete in all respects and is not misleading.

6.4.
The Investor understands that the representations, warranties, undertakings, agreement and acknowledgements in clauses 6.1 and 6.2 are required in connection with Hong Kong Laws and the securities laws of the United States, amongst others. The Investor acknowledges that the Company, the Sponsor-OCs, the Joint Sponsors, the underwriters of the Global Offering, and their respective subsidiaries, agents, affiliates and advisers, and others will rely upon the truth, completeness and accuracy of the Investor’s warranties, undertakings, representations agreements and acknowledgements set forth therein, and it agrees to notify the Company, the Sponsor-OCs and the Joint Sponsors promptly in writing if any of the warranties, undertakings, representations, agreements or acknowledgements therein ceases to be accurate and complete or becomes misleading in any respect.

6.5.
The Investor agrees and undertakes that the Investor will, on demand fully and effectively, indemnify and hold harmless, each of the Company, the Sponsor-OCs, the Joint Sponsors and the underwriters of the Global Offering, each on its own behalf and on trust for its respective affiliates, any person who controls it within the meaning of the Securities Act as well as its respective officers, directors, employees, staff, associates, partners, agents and representatives (collectively, the “Indemnified Parties”), against any and all losses, costs, expenses, claims, actions, liabilities, proceedings or damages, including any related taxes incurred, which may be made or established against such Indemnified Party in connection with the subscription of the Investor Shares, the Investor Shares or this Agreement in any manner whatsoever, including a breach or an alleged breach of this Agreement or any act or omission or alleged act or omission hereunder, by or caused by the Investor or the Investor Subsidiary where any Relevant Shares are to be held by such Investor Subsidiary or its/their respective officers, directors, employees, staff, affiliates, agents, representatives, associates or partners, and against any and all costs, charges, losses or expenses which any Indemnified Party may suffer or incur in connection with or disputing or defending any such claim, action or proceedings on the grounds of or otherwise arising out of or in connection therewith.

6.6.
Each of the acknowledgements, confirmations, representations, warranties and undertakings given by the Investor under clauses 6.1, 6.2, 6.3, 6.4 and 6.5 (as the case may be) shall be construed as a separate acknowledgement, confirmation, representation, warranty or undertaking and shall be deemed to be repeated on the Listing Date and, if applicable, the Delayed Delivery Date.

6.7.
The Company represents, warrants and undertakes that:

(a)
it has been duly incorporated and is validly existing under the laws of its place of incorporation;

(b)
it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

(c)
subject to payment in accordance with clause 4.2 and the Lock-Up Period provided under clause 5.1, the Investor Shares will, when delivered to the Investor in accordance with clause 4.3, be fully paid-up, freely transferable and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third-party rights and shall rank pari passu with the Class B Shares then in issue and to be listed on the Stock Exchange;

(d)
none of the Company, any member of the Group and their respective affiliates, directors, officers, employees and agents have entered into any agreement or arrangement, including any side letter which is inconsistent with the Listing Rules (including Chapter 4.15 of the Listing Guide) with any of the Investors or its affiliates, directors, officers, employees or agents; and

(e)
except as provided for in this Agreement, neither the Company or any member of the Group nor any of their respective affiliates, directors, officers, employees or agents has entered into any arrangement, agreement or undertaking with any Governmental Authority or any third party with respect to any of the Investor Shares.

7.
TERMINATION

7.1.
This Agreement may be terminated:

(a)
in accordance with clauses 3.2 or 4.6;

(b)
solely by the Company, or by each of the Sponsor-OCs and the Joint Sponsors, in the event that there is a breach of this Agreement on the part of the Investor (or the wholly-owned subsidiary of the Investor in the case of transfer of Investor Shares pursuant to clause 5.3) (including a breach of the representations, warranties, undertakings and confirmations by the Investor under this Agreement) on or before the closing of the International Offering or, if applicable, the Delayed Delivery Date (notwithstanding any provision to the contrary to this Agreement); or

(c)
with the written consent of all the Parties.

7.2.
In the event that this Agreement is terminated in accordance with clause 7.1, the Parties shall not be bound to proceed with their respective obligations under this Agreement (except for the confidentiality obligation under clause 8.1 set forth below) and the rights and liabilities of the Parties hereunder (except for the rights under clause 11 set forth below) shall cease and no Party shall have any claim against any other Parties without prejudice to the accrued rights or liabilities of any Party to the other Parties in respect of the terms herein at or before such termination.

7.3.
For the avoidance of doubt, indemnities given by the Investor herein shall survive notwithstanding the termination of this Agreement.

8.
ANNOUNCEMENTS AND CONFIDENTIALITY

8.1.
Save as otherwise provided in this Agreement, [and the confidentiality agreement entered into by the Investor], none of the Parties shall disclose any information or make any press announcement concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company, the Sponsor-OCs, the Joint Sponsors, and the Investor without the prior written consent of the other Parties. Notwithstanding the foregoing, this Agreement may be disclosed by any Party:

(a)
to the Stock Exchange, the SFC, the SEC, the Nasdaq Stock Market, the CSRC and/or other Regulators to which the Company, the Sponsor-OCs and/or the Joint Sponsors is subject, and the background of the Investor and the relationship between the Company and the Investor may be described in the Public Documents to be issued by or on behalf of the Company and marketing, roadshow materials and other announcements to be issued by or on behalf of the Company, the Sponsor-OCs and/or the Joint Sponsors in connection with the Global Offering;

(b)
to the legal and financial advisors, auditors, and other advisors, and affiliates, associates, directors, officers and relevant employees, representatives and agents of the Parties and their affiliates on a need-to-know basis provided that such Party shall (i) procure that each such legal, financial and other advisors, and affiliates, associates, directors, officers and relevant employees, representatives and agents of the Party is made aware and complies with all the confidentiality obligations set forth herein and (ii) remain responsible for any breach of such confidential obligations by such legal, financial and other advisors, and affiliates, associates, directors, officers and relevant employees, representatives and agents of the Party; and

(c)
otherwise by any Party as may be required by any applicable Law, any Governmental Authority or body with jurisdiction over such Party (including the Stock Exchange, the SFC, the SEC, the Nasdaq Stock Market, and the CSRC) or stock exchange rules (including submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available on display in accordance with the Companies (Winding Up and Miscellaneous Provisions) Ordinance and the Listing Rules) or any binding judgment, order or requirement of any competent Governmental Authority.

8.2.
No other reference or disclosure shall be made regarding this Agreement or any ancillary matters hereto by the Investor, except where the Investor shall have consulted the Company and the Joint Sponsors in advance to seek their prior written consent as to the principle, form and content of such disclosure.

8.3.
The Company shall use its reasonable endeavours to provide for review by the Investor of any statement in any of the Public Documents which relates to this Agreement, the relationship between the Company and the Investor and the general background information on the Investor prior to publication. The Investor shall cooperate with the Company, the Sponsor-OCs and the Joint Sponsors to ensure that all references to it in such Public Documents are true, complete, accurate and not misleading and that no material information about it is omitted from the Public Documents, and shall provide any comments and verification documents promptly to the Company, the Sponsor-OCs and the Joint Sponsors and their respective counsels.

8.4.
The Investor undertakes promptly to provide all assistance reasonably required in connection with the preparation of any disclosure required to be made as referred to in clause 8.1 (including providing such further information and/or supporting documentation relating to it, its ownership (including ultimate beneficial ownership) and/or otherwise relating to the matters referred thereto which may reasonably be required by the Company, the Sponsor-OCs or the Joint Sponsors) to (i) update the description of the Investor in the Public Documents subsequent to the date of this Agreement and to verify such references, and (ii) enable the Company, the Joint Sponsors and the Sponsor-OCs to comply with applicable companies or securities registration and/or the requests of competent Regulators, including the Stock Exchange, the SFC and the CSRC.

9.
NOTICES

9.1.
All notices delivered hereunder shall be in writing in either the English or Chinese language and shall be delivered in the manner required by clause 9.2 to the following addresses:

If to the Company, to:
Address:
***

Attention:
***

Email address:
***

If to the Investor, to:
Address:
[•]

Facsimile:
[•]

Attention:
[•]

Email address:
[•]

If to CICC, to:
Address:
***

Attention:
***

Email address:
***

If to GTJA Capital or GTJA Securities, to:
Address:
***

Attention:
***

Email address:
***

If to CMBI, to:
Address:
***

Attention:
***

Email address:
***

9.2.
Any notice delivered hereunder shall be delivered by hand or sent by email or sent by facsimile or by pre-paid post. Any notice shall be deemed to have been received, if delivered by hand, when delivered, and if by email, when duly sent, and if sent by facsimile, on receipt of confirmation of transmission and if sent by pre-paid post, (in the absence of evidence of earlier receipt) 48 hours after it was posted (or six days if sent by air mail). Any notice received on a day which is not a business day shall be deemed to be received on the next following business day.

10.
GENERAL

10.1.
Each of the Parties confirms and represents that this Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligations and is enforceable against it in accordance with its terms. Except for such consents, approvals and authorizations as may be required by the Company to implement the Global Offering, no corporate, shareholder or other consents, approvals or authorizations are required by such Party but have not been obtained for the performance of its obligations under this Agreement and each of the Parties further confirms that it can perform its obligations described hereunder.

10.2.
Save for manifest error, calculations and determinations made in good faith by the Company, the Joint Sponsors and/or the Sponsor-OCs shall be conclusive and binding with respect to the number of Investor Shares, the International Offer Price and the amount of payment required to be made by the Investor pursuant to clause 4.2 of this Agreement for the purposes of this Agreement.

10.3.
The obligations of each of the Joint Sponsors and the Sponsor-OCs (the “Banks”) as stipulated in this Agreement are several (and not joint or joint and several). None of the Joint Sponsors or the Sponsor-OCs will be liable for any failure on the part of any of the other Banks to perform their respective obligations under this Agreement and no such failure shall affect the rights of any of the other Banks to enforce the terms of this Agreement. Notwithstanding the foregoing, each of the Joint Sponsors and the Sponsor-OCs shall be entitled to enforce any or all of its rights under this Agreement either alone or jointly with the other Banks.

10.4.
The Investor, the Company, the Sponsor-OCs and the Joint Sponsors shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties which are or may be required for the purposes of or in connection with this Agreement.

10.5.
No alteration to, or variation of, this Agreement shall be effective unless it is in writing and signed by or on behalf of all the Parties. For the avoidance of doubt, any alteration to, or variation of, this Agreement shall not require any prior notice to, or consent from, any person who is not a Party.

10.6.
This Agreement will be executed in the English language only.

10.7.
Unless otherwise agreed by the relevant Parties in writing, each Party shall bear its own legal and professional fees, costs and expenses incurred in connection with this Agreement, save that stamp duty arising in respect of any of the transactions contemplated in this Agreement shall be borne by the relevant transferor/seller and the relevant transferee/buyer in equal shares.
10.8.
Time shall be of the essence of this Agreement but any time, date or period referred to in this Agreement may be extended by mutual written agreement between the Parties.

10.9.
All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding the Closing in accordance with clause 4 except in respect of those matters then already performed and unless they are terminated with the written consent of the Parties.

10.10.
[Other than the confidentiality agreement entered into by the Investor,] this Agreement constitutes the entire agreement and understanding between the Parties in connection with the investment in the Company by the Investor. This Agreement supersedes all prior promises, assurances, warranties, representations, communications, understandings and agreements relating to the subject matter hereof, whether written or oral.

10.11.
To the extent otherwise set out in this clause 10.11, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Ordinance to enforce any term of this Agreement but this does not affect any rights or remedy of a third party which exists or is available apart from the Contracts (Rights of Third Parties) Ordinance:

(a)
Indemnified Parties may enforce and rely on clause 6.5 to the same extent as if they were a party to this Agreement.

(b)
This Agreement may be terminated or rescinded and any term may be amended, varied or waived without the consent of the persons referred to in sub-clause 10.11(a).

10.12.
Each of the Sponsor-OCs and the Joint Sponsors has the power and is hereby authorized to delegate all or any of their relevant rights, duties, powers and discretions in such manner and on such terms as they think fit (with or without formality and without prior notice of any such delegation being required to be given to the Company or the Investor) to any one or more of their affiliates. Such Sponsor-OC or Joint Sponsor shall remain liable for all acts and omissions of any of its affiliates to which it delegates relevant rights, duties, powers and/or discretions pursuant to this sub-clause notwithstanding any such delegation.

10.13.
No delay or failure by a Party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver of, or in any way limit, that Party’s ability to further exercise or enforce that, or any other, right and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies (whether provided by law or otherwise). A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the Party against whom that waiver is claimed.

10.14.
If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)
the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)
the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

10.15.
This Agreement shall be binding upon, and inure solely to the benefit of the Parties and their respective heirs, executors, administrators, successors and permitted assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. Except for the purposes of internal reorganization or restructuring, no Party may assign or transfer all or any part of the benefits of, or interest or right in or under this Agreement. Obligations under this Agreement shall not be assignable.

10.16.
Without prejudice to all rights to claim against the Investor for all losses and damages suffered by the other Parties, if there is any breach of warranties made by the Investor on or before the Listing Date or the Delayed Delivery Date (if applicable), the Company, the Sponsor-OCs and the Joint Sponsors shall, notwithstanding any provision to the contrary to this Agreement, have the right to rescind this Agreement and all obligations of the Parties hereunder shall cease forthwith.

10.17.
Each of the Parties undertakes with the other Parties that it shall execute and perform, and procure that it is executed and performed, such further documents and acts as may be required to give effect to the provisions of this Agreement.

10.18.
Each of the Parties agrees that this Agreement may be executed by way of attaching electronic signatures in compliance with applicable Laws, and the method used is reliable, and is appropriate, for the purpose for which the information contained in the document is communicated.

11.
GOVERNING LAW AND JURISDICTION

11.1.
This Agreement and the relationship between the Parties shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

11.2.
Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof shall be settled by arbitration in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force as of the date of submitting the arbitration application. The place of arbitration shall be Hong Kong and the governing law of the arbitration proceedings shall be the laws of Hong Kong. There shall be three arbitrators and the language in the arbitration proceedings shall be English. The decision and award of the arbitral tribunal shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction, and the parties irrevocably and unconditionally waive any and all rights to any form of appeal, review or recourse to any judicial authority, insofar as such waiver may be validly made. Notwithstanding the foregoing, the parties shall have the right to seek interim injunctive relief or other interim relief from a court of competent jurisdiction, before the arbitral tribunal has been appointed. Without prejudice to such provisional remedies as may be available under the jurisdiction of a national court, the arbitral tribunal shall have full authority to grant provisional remedies or order the parties to request that a court modify or vacate any temporary or preliminary relief issued by a such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

12.
IMMUNITY

12.1.
To the extent that in any proceedings in any jurisdiction (including arbitration proceedings), the Investor has or can claim for itself or its assets, properties or revenues any immunity (on the grounds of sovereignty or crown status or otherwise) from any action, suit, proceeding or other legal process (including arbitration proceedings), from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment to or in aid of execution of any judgment, decision, determination, order or award (including any arbitral award), or from other action, suit or proceeding for the giving of any relief or for the enforcement of any judgement, decision, determination, order or award (including any arbitral award) or to the extent that in any such proceedings there may be attributed to itself or its assets, properties or revenues any such immunity (whether or not claimed), the Investor hereby irrevocably and unconditionally waives and agrees not to plead or claim any such immunity in relation to any such proceedings.

13.
PROCESS AGENT

13.1.
The Investor irrevocably appoints [name] at [Hong Kong address] to receive, for it and on its behalf, service of process in the proceedings in Hong Kong. Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by the Investor).

13.2.
If for any reason the process agent ceases to be able to act as such or no longer has an address in Hong Kong, the Investor irrevocably agrees to appoint a substitute process agent acceptable to the Company, the Sponsor-OCs and the Joint Sponsors, and to deliver to the Company, the Sponsor-OCs and the Joint Sponsors a copy of the new process agent’s acceptance of that appointment, within 30 days thereof.

14.
COUNTERPARTS

14.1.
This Agreement may be executed in any number of counterparts, and by each Party hereto on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by e-mail attachment (PDF) or telecopy shall be an effective mode of delivery.

IN WITNESS whereof each of the Parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

FOR AND ON BEHALF OF:
HESAI GROUP
By:

Name:
Title:

FOR AND ON BEHALF OF:
[NAME OF INVESTOR]
By:

Name:
Title:

FOR AND ON BEHALF OF:
CHINA INTERNATIONAL CAPITAL CORPORATION
HONG KONG SECURITIES LIMITED
By:

Name:
Title:

FOR AND ON BEHALF OF:
GUOTAI JUNAN CAPITAL LIMITED
By:

Name:
Title:

FOR AND ON BEHALF OF:
GUOTAI JUNAN SECURITIES (HONG KONG)
LIMITED
By:

Name:
Title:

FOR AND ON BEHALF OF:
CMB INTERNATIONAL CAPITAL LIMITED
By:

Name:
Title:

SCHEDULE 1
INVESTOR SHARES
Number of Investor Shares
The number of Investor Shares shall be equal to (1) [Hong Kong dollar [•] (HK$[•])]/ [Hong Kong dollar equivalent of US dollar [•] (calculated using the US dollar: Hong Kong dollar exchange rate as disclosed in the Prospectus)] (excluding Brokerage and the Levies which the Investor will pay in respect of the Investor Shares) divided by (2) the International Offer Price, rounded down to the nearest whole board lot as disclosed in the Prospectus.
Pursuant to paragraph 4.2 of Practice Note 18 to the Listing Rules and Chapter 4.14 of the Listing Guide, in the event of over-subscription under the Hong Kong Public Offering, the number of Investor Shares to be subscribed for by the Investor under this Agreement might be affected by the reallocation of Class B Shares between the International Offering and the Hong Kong Public Offering. If the total demand for Class B Shares in the Hong Kong Public Offering falls within the circumstance as set out in the section headed [“Structure of the Global Offering — The Hong Kong Public Offering — Reallocation”] in the final prospectus of the Company, the number of Investor Shares may be deducted on a pro rata basis to satisfy the public demands under the Hong Kong Public Offering. Further, the Sponsor-OCs, the Joint Sponsors and the Company can adjust the allocation of the number of Investor Shares in their sole and absolute discretion for the purpose of satisfying (i) Rule 8.08(3) of the Listing Rules which provides that no more than 50% of the Class B Shares in public hands on the Listing Date can be beneficially owned by the three largest public Shareholders; or (ii) the minimum public float requirement under Rule 8.08(1) of the Listing Rules or as otherwise waived by the Stock Exchange.

Sch 1-1

SCHEDULE 2
PARTICULARS OF INVESTOR
***

Sch 2-1

Schedule of Material Differences
Several investors entered into agreement with Hesai Group using this form. The following schedule sets forth material details in which the executed agreements differ from this form:
Name of Investor	Investment Amount	Execution Date
HHLR Advisors	US$50.0 million	September 4, 2025
Taikang Life	US$28.0 million	September 4, 2025
WT Asset Management	US$30.0 million	September 4, 2025
Grab	US$10.0 million	September 4, 2025
Hongda Group	US$20.0 million	September 4, 2025
Commando Global Fund	US$10.0 million	September 4, 2025